June 20, 2011

Dear Stockholder:

On February 10, 2010, Eurasia, Commonwealth Oil & Gas Company Limited (“Commonwealth”), Arawak Energy Limited (“Arawak”) and Nicholas W. Baxter (“Baxter”) signed a participation agreement (the “Participation Agreement”) which brought final resolution to the long-running litigation proceedings among Eurasia, Baxter, Arawak and Commonwealth which had impeded Eurasia in its efforts to procure the upstream project in the Azerbaijan Republic which it had first identified in 2005. As prescribed under the Participation Agreement, Eurasia was reimbursed by Commonwealth for 51% of Eurasia’s agreed third party costs incurred in connection with its efforts to obtain that project.

Eurasia continues to recognize the Republic of Azerbaijan as a strong hydrocarbon province with a record of increasing production, new discoveries, and the rapid development of infrastructure and pipelines to produce and export its oil and gas. Since signing the Participation Agreement, Eurasia’s management team has been working closely with Commonwealth and Arawak to jointly identify, and to ultimately negotiate, a commercial interest in an upstream oil and gas project in the Azerbaijan Republic. These efforts have continued through fiscal year 2010 and will be our principal focus through 2011.

The annual general meeting of Stockholders (the “Annual Meeting”) of Eurasia Energy Limited will be held on Thursday, July 14, 2011, starting at 2:00 p.m. (local time in Anguilla, B.W.I.), at 294 Heywood House, Anguilla, British West Indies.

Important information concerning the matters to be acted upon at the Annual Meeting is contained in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement. The business to be conducted at the Annual Meeting includes the election of our directors; ratification of the appointment of Peterson Sullivan LLP as independent auditors for the Company for the 2011 fiscal year; and consideration of any other matter that may properly come before the Annual Meeting and any adjournment or postponement thereof.

Our Board of Directors has fixed the close of business on May 20, 2011, as the record date for determining those stockholders who are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

Your vote is important. Registered stockholders can vote their shares by mailing back the accompanying proxy card. Voting by written proxy will ensure your representation at the Annual Meeting if you do not attend in person. Mailing your completed proxy card will not prevent you from voting in person at the Annual Meeting if you wish to do so.

A copy of our Annual Report on Form 20-F for the year ended December 31, 2010 has been filed on EDGAR with the SEC and can be found at www.sec.gov.

Sincerely yours, /s/Nicholas W. Baxter Nicholas W. Baxter, C.E.O. and Director, Eurasia Energy Limited